1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated May 27, 2022

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit	Description
99.01	Announcement on 2022/05/27:	The election of the Company’s 10th term of directors at 2022 Annual General Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2022

Chunghwa Telecom Co., Ltd.

By:	/s/Yu-Shen Chen
Name:	Yu-Shen Chen
Title: Chief Financial Officer

EXHIBIT 99.01

The election of the Company’s 10th term of directors at 2022 Annual General Meeting

Date of events: 2022/05/27

Contents:

1.	Date of occurrence of the change: 2022/05/27

2.

Elected or changed position (Please enter institutional director, institutional supervisor, independent director, natural-person director or natural-person supervisor): institutional directors and independent directors

3.	Title and name of the previous position holder:
(1)	Representative of the Ministry of Transportation and Communications (MOTC): Chi-Mau Sheih
(2)	Representative of the Ministry of Transportation and Communications (MOTC): Shui-Yi Kuo
(3)	Representative of the Ministry of Transportation and Communications (MOTC): Shin-Yi Chang
(4)	Representative of the Ministry of Transportation and Communications (MOTC): Lien-Chuan Lee
(5)	Representative of the Ministry of Transportation and Communications (MOTC): Sin-Horng Chen
(6)	Representative of the Ministry of Transportation and Communications (MOTC): Yu-Lin Huang
(7)	Representative of the Ministry of Transportation and Communications (MOTC): Hung-Yi Hsiao
(8)	Representative of the Ministry of Transportation and Communications (MOTC): Shih-Hung Tseng
(9)	Independent Director: Lo-Yu Yen
(10)	Independent Director: JenRan Chen
(11)	Independent Director: Yu-Fen Lin
(12)	Independent Director: Chung-Chin Lu
(13)	Independent Director: Yi- Chin Tu

4.	Resume of the previous position holder:
(1)	Chi-Mau Sheih：Chairman & CEO, Chunghwa Telecom Co., Ltd.
(2)	Shui-Yi Kuo：President, Chunghwa Telecom Co., Ltd.
(3)	Shin-Yi Chang：Director, Accounting Department, MOTC
(4)	Lien-Chuan Lee：Vice Minister, Ministry of Culture (MOC)
(5)	Sin-Horng Chen：Chair Professor, Department of Electrical Engineering, National Yang Ming Chiao Tung University
(6)	Yu-Lin Huang：President, Taiwan Foundation for Democracy
(7)	Hung-Yi Hsiao：Professor, Department of Law, School of Law, Soochow University, Taiwan/ Dean of Office, International & Cross-Strait Academic Exchange, Soochow University, Taiwan
(8)	Shih-Hung Tseng：Labor director, Chunghwa Telecom Co., Ltd.
(9)	Lo-Yu Yen：Chairman, Entrepreneurs Co-Creation Platform
(10)	JenRan Chen：Executive Board Director, Pixnet Digital Media Technology Co., Ltd.
(11)	Yu-Fen Lin：Managing Partner, Lex & Honor Attorneys-at-Law
(12)	Chung-Chin Lu：Professor, Department of Electrical Engineering, National Tsing Hua University
(13)	Yi- Chin Tu: Founder, Taiwan AI Labs & Foundation

5.	Title and name of the new position holder:
(1)	Representative of the Ministry of Transportation and Communications (MOTC): Chi-Mau Sheih
(2)	Representative of the Ministry of Transportation and Communications (MOTC): Shui-Yi Kuo
(3)	Representative of the Ministry of Transportation and Communications (MOTC): Hsiang-Ling Hu
(4)	Representative of the Ministry of Transportation and Communications (MOTC): Shin-Yi Chang
(5)	Representative of the Ministry of Transportation and Communications (MOTC): Sin-Horng Chen
(6)	Representative of the Ministry of Transportation and Communications (MOTC): Ching-Hwi Lee

(7)	Representative of the Ministry of Transportation and Communications (MOTC): Shiu-Chuan Tsai
(8)	Representative of the Ministry of Transportation and Communications (MOTC): Shih-Hung Tseng
(9)	Independent Director: Yu-Fen Lin
(10)	Independent Director: Chung-Chin Lu
(11)	Independent Director: Yi-Chin Tu
(12)	Independent Director: Chia-Chung Chen
(13)	Independent Director: Su-Ming Lin

6.	Resume of the new position holder:
(1)	Chi-Mau Sheih：CEO, Chunghwa Telecom Co., Ltd.
(2)	Shui-Yi Kuo：President, Chunghwa Telecom Co., Ltd.
(3)	Hsiang-Ling Hu：Political Deputy Minister, MOTC
(4)	Shin-Yi Chang：Director, Accounting Department, MOTC
(5)	Sin-Horng Chen：Professor, Department of Electrical Engineering, National Yang Ming Chiao Tung University
(6)	Ching-Hwi Lee：Deputy Minister, Ministry of Culture (MOC)
(7)	Shiu-Chuan Tsai：Chairperson & Professor, Department of Political Science, Soochow University, Taiwan
(8)	Shih-Hung Tseng：Labor director, Chunghwa Telecom Co., Ltd.
(9)	Yu-Fen Lin：Managing Partner, Lex & Honor Attorneys-at-Law
(10)	Chung-Chin Lu：Professor, Department of Electrical Engineering, National Tsing Hua University
(11)	Yi-Chin Tu：Founder, Taiwan AI Labs & Foundation
(12)	Chia-Chung Chen: Director, Mega Financial Holding Co., Ltd.
(13)	Su-Ming Lin: Professor, Department of Accounting, College of Management, National Taiwan University

7.	Circumstances of change (Please enter “resignation”, “dismissal”,“term expired”, “death” or “new appointment”): term expired

8.	Reason for the change: Term expired and re-election

9.	Number of shares held by the new position holder when elected: 2,737,718,976 shares held by MOTC

10.	Original term (from __________ to __________): from 2019/06/21 to 2022/06/20

11.	Effective date of the new appointment: 2022/05/27

12.	Turnover rate of directors of the same term: NA for re-election

13.	Turnover rate of independent directors of the same term: NA for re-election

14.	Turnover rate of supervisors of the same term: NA

15.	Change in one-third or more of directors (Please enter “Yes” or “No”): Yes

16.	Any other matters that need to be specified: None